15045872

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 27 2015
Washington DC
404

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-35363

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

NW Capital Markets Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Hudson Place
(No. and Street)

Hoboken (City) NJ (State) 07030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Petrosky-Muckle (201) 656-0115
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella CPA PC
(Name - if individual, state last, first, middle name)

278 Route 34, Suite 1 (Address) Matawan (City) NJ (State) 07747 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Dennis J. Enright, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NW Capital Markets Inc. for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal
Title

Subscribed and sworn
to before me

Norma T. Gilyard
Notary Public, State of New Jersey
County of Hudson
My commission expires 6/4/2019
I.D. No.: 2386148

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
NW Capital Markets Inc.

We have audited the accompanying statement of financial condition of NW Capital Markets Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of NW Capital Markets Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information in Schedules I and II is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information in Schedules I and II. In forming our opinion on the supplemental information in Schedules I and II, we evaluated whether the supplemental information in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 23, 2015

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

NW Capital Markets Inc.

Statements of Financial Condition
December 31, 2014

		2014
Assets		
Cash	$	79,309
Syndicate receivable		8,000
Receivable from clearing broker (including deposit of $100,000)		1,079,228
Marketable securities owned, at fair value		490,557
Prepaid expenses		23,812
Total assets	$	1,680,906
Liabilities and Stockholder's Equity		
Liabilities		
Payable to clearing broker	$	210,529
Accounts payable and accrued expenses		255,901
		466,430
Stockholder's equity		
Common stock, no par value, 1,000 shares issued, authorized and outstanding		10,000
Additional paid-in capital		40,462
Retained earnings		1,164,014
Total stockholder's equity		1,214,476
Total liabilities and stockholder's equity	$	1,680,906

The accompanying notes are an integral part of these financial statements